

December 24, 2013

Via E-mail
Daniel F. Akerson
Chairman and Chief Executive Officer
General Motors Company
300 Renaissance Center
Detroit, Michigan 48265-3000

      Re: General Motors Company
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed February 15, 2013
                File No. 1-34960

Dear Mr. Akerson:

      We refer you to our comment letter dated December 13, 2013, regarding business contacts with Cuba, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Cecilia Blye

                                          Cecilia Blye, Chief
                                          Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance